Mail Stop 4561

September 12, 2008

Mr. Robin Raina
Chairman of the Board, President and
Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

> **Re: Ebix, Inc.**
> **Form 10-K For the Year Ended December 31, 2007**
> **Filed on March 31, 2008**
> **File No. 000-15946**

Dear Mr. Raina:

We have completed our review of your Form 10-K and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief